

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 24, 2009

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **RE:** **Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Filed August 7, 2009**

Dear Mr. Price,

    We have reviewed your response letter dated October 21, 2009 and have the following additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Note 10 – Goodwill and Intangible Assets, page 142

1.   We note your response to prior comment four where you indicate that you will provide future disclosure (regarding your presentation of fair value as a percentage of carrying value by reporting unit) at least annually for all reporting units and more frequently for reporting units for which a Step 2 analysis is performed. Considering the significance and relevance to potential for impairment charges in the future, we believe the related disclosures should be provided on a more frequent basis when necessary, for example, whenever a triggering event occurs and a Step 1 impairment analysis is performed for the reporting unit.

Form 10-Q for the period ended June 30, 2009

Note 8 - Securitizations

Credit Card Securitizations, page 36

2.   We note you exchanged loans for a Class D security with a stated interest rate of zero percent. Please respond to the following:

- Tell us whether you gave up your right to receive interest income on the loans exchanged, and if so, whether any loss was recorded upon the exchange.   If no loss was recorded upon the exchange, tell us why not, and as part of your response tell us how the guidance in ASC 835-30 (APB 21) was considered.
- Tell us the effective interest rate you are using to measure the Class D security for impairment. To the extent that you are using an interest rate of zero, tell us why this is appropriate.
- Tell us why the fair value of the Class D security was so much less than the carrying amount of the security.

3.   We note you transferred "discount receivables" to the trust, which had the effect of increasing the yield in the trust. Please tell us the following:

- Tell us the terms of the loans transferred to the trust under the discount option and tell us whether there was anything else you received in the exchange.
- Tell us how the rights to the cash flows under the "discount receivables" compare to the loan cash flows transferred to the trust.
- Tell us how you account for the "discount receivables."
- Tell us whether there was any gain or loss recognized on the discount option exchange. If not, please explain why.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Accounting Branch Chief